SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 8, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated October 8, 2014, entitled “Syneron Announces Launch of PicoWay Picosecond Device for Pigmented Lesion Treatment and Tattoo Removal”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: October 8, 2014

Syneron Announces Launch of PicoWay Picosecond Device for Pigmented Lesion Treatment and Tattoo Removal

New Device Featured at the European Academy of Dermatology and Venereology*

Wayland, MA October 8, 2014 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today the international launch of the new PicoWay™ picosecond device at the 23rd European Academy of Dermatology and Venereology (EADV) Congress in Amsterdam, The Netherlands, October 8-12, 2014. PicoWay is a state-of-the-art dual wavelength device, with 532nm and 1064nm wavelengths, which utilizes proprietary PicoWay technology to generate picosecond pulses for the treatment of pigmented lesions and tattoos, including recalcitrant tattoos. The staged launch of PicoWay begins in the international market during October 2014 and will continue in the United States in the first half of 2015.

PicoWay incorporates the highest peak power and the shortest pulse durations of any aesthetic laser in the market. The combination of these two technological breakthroughs creates the strongest photo-mechanical impact, which enables the most safe and effective fracturing of tattoo ink or pigmentation. The revolutionary PicoWay technology is integrated into a proven, reliable Candela™ platform which ensures superior performance and low cost of ownership.

PicoWay is CE marked and pending U.S. Food and Drug Administration (FDA) clearance. Syneron anticipates that it will receive U.S. FDA clearance for PicoWay by the end of 2014.

“Following years of investment in PicoWay’s research and development, Syneron is proud to introduce the most advanced picosecond laser system. Its advanced technology demonstrates, once again, Syneron’s commitment to developing innovative aesthetic devices that enable physicians to provide best-in-practice treatments for their patients,” stated Amit Meridor, CEO of Syneron. “We welcome physicians at the EADV to visit our booth (#18) to see and experience the peak power and ultra-short pulses of PicoWay, which clinical trials have shown to mean fewer tattoo removal treatments with higher percent clearances.”

Dr. Tina Alster, Clinical Professor of Dermatology at Georgetown University Hospital, and one of the investigators in the multi-center clinical trials conducted with PicoWay, said, “With the shortest pulse on the market, PicoWay requires lower fluences and yields faster clinical results than traditional Q-switched lasers. The Nd:YAG wavelength can safely treat a wider variety of skin types and, along with the reduced fluence, minimizes thermal injury to the skin.  I believe that the PicoWay will further revolutionize tattoo removal.”

* PicoWay is CE marked and pending U.S. Food and Drug Administration (FDA) clearance. Syneron anticipates that it will receive U.S. FDA clearance for PicoWay by the end of 2014.

About Syneron
Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions, market acceptance of new products, the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Additional information can be found at www.syneron-candela.com

Contacts:

Zack Kubow, The Ruth Groupzkubow@theruthgroup.com, 646-536-7020
Hugo Goldman, Chief Financial Officer, Syneron Hugo.Goldman@syneron.com
Syneron Medical Public Relations pr@syneron.com